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                                                                   Exhibit 12.2

                         Independent Auditors' Consent

To the Board of Directors of
Nippon Telegraph and Telephone Corporation:

   We consent to the incorporation by reference in the previously filed registration statement (No. 333-8264) on Form F-3 of Nippon Telegraph and Telephone Corporation of our report dated June 19, 2003, with respect to the consolidated balance sheets of NTT DoCoMo, Inc. as of March 31, 2003 and 2002, and the related consolidated statements of operations and comprehensive income
(loss), shareholders' equity and cash flows for each of the years in the three-year period ended March 31, 2003, which report appears in the March 31, 2003 annual report on Form 20-F of Nippon Telegraph and Telephone Corporation.

/s/  KPMG

Tokyo, Japan
July 3, 2003